VIVID TECHNOLOGIES, INC.
               AMENDMENT NO. 1 TO RIGHTS AGREEMENT

     This Amendment No. 1 (this "Agreement"), dated as of October 4, 1999, to the Rights Agreement dated as of October 13, 1998 (the "Rights Agreement"), between Vivid Technologies, Inc., a Delaware corporation (the "Company"), and American Stock Transfer & Trust Company, a New York trust company.

RECITALS

     WHEREAS, the board of directors of the Company has approved a certain agreement and plan of merger (the "Merger Agreement") by and among the Company, EG&G, Inc., a Massachusetts corporation ("EG&G"), and Vivid Acquisition Corp., a Delaware corporation and a direct, wholly owned subsidiary of EG&G (the "Merger Sub") (EG&G and the Merger Sub are collectively referred to herein as the "Prospective Buyer") at a meeting of the board of directors of the Company held on October 4, 1999 (the "October Meeting"), pursuant to which the Company and the Prospective Buyer intend that either the Merger Sub will merge with and into the Company or the Company will merge with and into EG&G (the "Merger"), and the stockholders of the Company will become stockholders of EG&G.

     WHEREAS, upon the effectiveness of the Merger, either EG&G, Merger Sub, or the Prospective Buyer will acquire more than 15% of the outstanding shares of the Company's Common Stock, $.01 par value per share (the "Company's Common Stock").

     WHEREAS, the acquisition of more than 15% of the outstanding shares of the Company's Common Stock would result in the acquiring entity or entities being deemed to be an "Acquiring
Person" under the Rights Agreement, which would trigger certain events pursuant to the terms of the Rights Agreement.

     WHEREAS, at the October Meeting the board of directors of the Company determined that it is in the best interest of the Company to amend the Rights Agreement prior to the Company entering into the Merger Agreement so that EG&G, the Merger Sub, and the Prospective Buyer will not become Acquiring Persons under the Rights Agreement.

     WHEREAS, capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings given them in the Rights Agreement.

     NOW, THEREFORE, in consideration of the promises and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Amendment of first subparagraph of Section 1. The first subparagraph of Section 1, definition of "Acquiring
Person," is hereby amended and restated so that such subparagraph reads in its entirety as follows:

          "Acquiring Person" shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or any Subsidiary of the Company,(iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit plan, or (v) S. David Ellenbogen or Jay A. Stein, or any members of their immediate family or any of their Affiliates or Associates, or (vi) EG&G, Inc., a Massachusetts corporation ("EG&G"), and Venice Merger Corp., Inc., a Delaware corporation and a direct, wholly owned subsidiary of EG&G (the "Merger Sub"), taken as a whole (EG&G and the Merger Sub are collectively referred to herein as the "Prospective Buyer"), if and only if the Prospective Buyer shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding as a result of the execution of the Agreement and Plan of Merger authorized and approved by the Board of Directors of the Company at the meeting of the Board of Directors held on October 4, 1999, as it may be amended from time to time (the "Merger Agreement"), or the consummation of the transactions contemplated thereby, and/or any options to purchase or proxies to vote Common Shares of the Company granted by the Company or any stockholder of the Company to the Prospective Buyer in connection with the Merger Agreement or any agreements or arrangements entered into by the Company and the Prospective Buyer in connection therewith. Notwithstanding the foregoing,
          (1) no Person shall become an "Acquiring Person" as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall so become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of an acquisition of Common Shares by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of an additional 1% of the outstanding Common Shares of the Company, then such Person shall be deemed to be an "Acquiring Person"; (2) if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph, has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to have become an "Acquiring Person" for any purposes of this Agreement; and (3) an underwriter or underwriters which become the Beneficial Owner of 15% or more of the Common Shares of the Corporation then outstanding in connection with an underwritten offering with a view to the distribution of such Common Shares shall not become an "Acquiring Person" hereunder."

     2. Amendment of twelfth subparagraph of Section 1. The twelfth subparagraph of Section 1, definition of "Final
Expiration Date," is hereby amended and restated so that such subparagraph reads in its entirety as follows:

          "Final Expiration Date" shall mean the earlier of (i) the point in time immediately prior to the Effective
          Time (as defined in the Merger Agreement) and (ii)
          October 13, 2008.

     3. Reaffirmation of Rights Agreement. Except as specifically amended by this Amendment No. 1, the Rights
Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed as of the date first above written.


                              VIVID TECHNOLOGIES, INC.

                              By:  /s/   William J. Frain
                                   William J. Frain, Treasurer and Chief
                                   Financial Officer





                            AMERICAN STOCK TRANSFER AND

                                 TRUST COMPANY



                            By:  /s/   Herbert J. Lemmer

                                   Name:  Herbert J. Lemmer
                                   Title:  Vice President